Exhibit 99.1

Ballard Reports Q1 2023 Results

VANCOUVER, BC, May 10, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2023. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"Our first quarter revenue of $13.3 million and new order intake of $17.6 million are consistent with our full-year 2023 plan," said Randy MacEwen, President and CEO. "With an increasingly positive policy landscape, we see growing customer interest in our core mobility markets of bus, truck, rail, and marine in Europe and North America. We believe our $137.7 million Order Backlog reflects continued customer platform wins, including a record Power Products Order Backlog that has doubled from one year ago and now exceeds $100 million. This positions us for a busy second half of 2023, where we expect second half revenue to be approximately 70% of our annual total, and an exciting set-up for 2024."

"With our Q1 expenses also on plan, we are tracking to our full-year guidance ranges for operating and capital expenses. We continue to prioritize investments in our technology and product development programs, product cost reduction initiatives, customer platform wins, customer experience, and advanced manufacturing," Mr. MacEwen added.

Mr. MacEwen continued, "As previously communicated, we continue to see gross margin pressures into 2024 given our revenue mix, pricing strategy, investments in production capacity, and timing lag before our production volumes ramp and our product cost reduction initiatives move into production. We ended the quarter with $863.8 million in cash reserves."

"We are looking forward to our upcoming Capital Markets Day on June 13th, where we will provide key updates on long-term business plan, including sales growth in our verticals, gross margin progression, our technology and product roadmap, product cost reduction, capital expenditures, and ESG initiatives. We will also unveil our TCO-driven comparative value proposition model for fuel cell trucks," Mr. MacEwen concluded.

Q1 2023 Financial Highlights

(all comparisons are to Q1 2022 unless otherwise noted)

  Total revenue was $13.3 million in the quarter, down 37% year-over-year.
    Heavy Duty Mobility revenue of $8.7 million decreased 11%, driven primarily by lower revenues from Technology Services contracts in China relating to our truck vertical, partially offset by higher rail and marine revenue.
    Stationary revenue of $2.5 million decreased 58% due primarily to a decrease in sales of stationary power generation fuel cell modules, stacks, products, and services in Australia.
    Emerging and Other Markets revenue of $2.1 million decreased 61% due primarily to the completion of the Audi Technology Services program and lower shipments in our Materials Handling segment.
    Power products revenue represented more than 70% of our total revenue in the quarter.
  Gross margin was (42)% in the quarter, a decrease of 41-points, driven by a combination of a greater weight of power products in the revenue mix, pricing strategy, increased investment in manufacturing capacity, increases in supply and labor costs, and inventory adjustments.
  Total Operating Expenses and Cash Operating Costs3 were $37.5 million and $32.0 million, respectively, an increase of 24% and 23%, respectively, from Q1 2022. Increases were driven primarily by higher expenditures on research, technology and product development activities, and sales and marketing activities.
  Adjusted EBITDA3 was ($38.3) million, compared to ($27.5) million in Q1 2022, primarily as a result of the decrease in gross margin and increase in Cash Operating Costs.
  Ballard received approximately $17.6 million of new orders in Q1, and delivered orders valued at $13.3 million, resulting in an Order Backlog of approximately $137.7 million at end-Q1. Order Backlog growth was driven predominantly by increased orders from Europe and North America in the bus and stationary power markets. These regions combined represent approximately 76% of the total Order Backlog, compared to approximately 39% at end-Q1 2022. Specifically, the Power Products Order Backlog accounts for nearly 75% of our total Order Backlog, an increase of 100% since Q1 2022, and is at the highest level in Ballard's history.
  The 12-month Order Book was $73.9 million at end-Q1, an increase of $16.6 million from the end of Q4 2022, an approximately 29% quarter over quarter increase.
Order Backlog ($M)	Order Backlog at End-Q4 2022	Orders Received in Q1 2023	Orders Delivered in Q1 2023	Order Backlog at End-Q1 2023
Total Fuel Cell Products & Services	$133.4	$17.6	$13.3	$137.7

Ballard Power Systems Q1 2023 Results Chart (CNW Group/Ballard Power Systems Inc.)

2023 Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing revenue or net income (loss) guidance for 2023. In 2023, we continue our plan to invest in the business ahead of the hydrogen growth curve, with Total Operating Expense3 and Capital Expenditure4 guidance ranges as follows:

2023	Guidance
Total Operating Expense[3]	$135 - $155 million
Capital Expenditure[4]	$40 - $60 million

Q1 2023 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31
	2023	2022	% Change
REVENUE
Fuel Cell Products & Services:[1]
Heavy-Duty Mobility	$8.7	$9.8	(11%)
Bus	$2.9	$4.0	(28%)
Truck	$2.4	$3.5	(32%)
Rail	$1.8	$1.7	2%
Marine	$1.7	$0.5	217%
Stationary	$2.5	$5.8	(58%)
Emerging and Other Markets	$2.1	$5.4	(61%)
Total Fuel Cell Products & Services Revenue	$13.3	$21.0	(37) %
PROFITABILITY
Gross Margin $	($5.6)	$(0.2)	(2,569%)
Gross Margin %	(42%)	(1%)	(41)pts
Total Operating Expenses	$37.5	$30.3	24%
Cash Operating Costs[2]	$32.0	$26.1	23%
Equity loss in JV & Associates	($0.9)	($2.2)	59%
Adjusted EBITDA[3]	($38.3)	($27.5)	(39%)
Net Loss	($33.9)	($40.4)	16%
Loss Per Share	($0.11)	($0.14)	21%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($27.6)	($24.6)	(12%)
Working Capital Changes	($9.0)	($17.1)	47%
Cash used by Operating Activities	($36.6)	($41.7)	12%
Cash Reserves	$863.8	$1,068.2	(19%)

For a more detailed discussion of Ballard Power Systems' first quarter 2023 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Wednesday, May 10, 2023 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2023 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

Short Form Base Shelf Prospectus

Ballard also announces the filing of a final short form base shelf prospectus dated May 9, 2023 (the "Prospectus") in each of the provinces and territories of Canada together with a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") qualifying for issuance common shares, preferred shares, warrants to purchase common shares, debt securities and units comprised of one or more of any of the foregoing from time to time over the 25-month period that the Prospectus remains effective. If any securities are offered under the Prospectus and/or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from any such offering will be established at the time(s) of any such offerings, and will be described in a Prospectus supplement filed with applicable Canadian securities regulators and/or the SEC, respectively. The Prospectus replaces Ballard's previous short form base shelf prospectus dated March 29, 2021, which expired on April 29, 2023. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This release shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities, in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives and statements that describe any anticipated offering of securities under Ballard's Prospectus and Registration Statement or the filing of a Prospectus supplement. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans, achieving and sustaining profitability, Ballard's condition requiring anticipated use of proceeds to change and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

[2] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[3] Total Operating Expenses refer to the measure reported in accordance with IFRS.

[4] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Cash Operating Costs	2023	2022	$ Change
Total Operating Expenses	$ 37,517	$ 30,311	$ 7,206
Stock-based compensation expense	(2,315)	(2,329)	14
Impairment recovery (losses) on trade receivables	-	-	-
Acquisition related costs	(658)	(118)	(540)
Restructuring and related costs	(822)	(20)	(802)
Impact of unrealized gains (losses) on foreign exchange contracts	490	347	143
Depreciation and amortization	(2,178)	(2,102)	(76)
Cash Operating Costs	$ 32,034	$ 26,089	$ 5,945

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
EBITDA and Adjusted EBITDA	2023	2022	$ Change
Net loss	$ (33,918)	$ (40,395)	$ 6,477
Depreciation and amortization	3,167	3,109	58
Finance expense	282	347	(65)
Income taxes (recovery)	-	(200)	200
EBITDA	$ (30,469)	$ (37,139)	$ 6,670
Stock-based compensation expense	2,315	2,329	(14)
Acquisition related costs	658	118	540
Finance and other (income) loss	(10,294)	7,491	(17,785)
Impact of unrealized (gains) losses on foreign exchange contracts	(490)	(347)	(143)
Adjusted EBITDA	$ (38,280)	$ (27,548)	$ (10,732)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 10-MAY-23